United States securities and exchange commission logo





                             March 11, 2021

       Joseph Pergola
       Chief Financial Officer
       Integral Ad Science Holding Corp.
       95 Morton St., 8th Floor
       New York, NY 10014

                                                        Re: Integral Ad Science
Holding Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
12, 2021
                                                            CIK No. 0001842718

       Dear Mr. Pergola:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed February 12, 2021

       Prospectus Summary
       Our Sponsor, page 8

   1. Please include a summary of the material terms of the director nomination agreement that provides Vista the
right to designate all of the nominees for election to your board of directors for so long
as Vista beneficially owns 40% or more of the total number of shares of your common stock.
Please file the agreement as an exhibit.
       Summary Consolidated Financial Data, page 13

   2. Please revise here, and in the Selected Consolidated Financial Data, to present the most directly comparable
GAAP measure to your non-GAAP measure of Adjusted EBITDA
 Joseph Pergola
FirstName
Integral AdLastNameJoseph
            Science Holding Pergola
                            Corp.
Comapany
March      NameIntegral Ad Science Holding Corp.
       11, 2021
March2 11, 2021 Page 2
Page
FirstName LastName
         margin with equal or greater prominence. Refer to Question 102.10 of the non-GAAP
         C&DIs.
Risks Related to Being a Public Company
We have identified material weaknesses..., page 46

3. Please revise to clarify what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, revise to disclose your estimate of how long it will take to complete your plan and disclose any material costs you have, or expect to be, incurred.
We are an "emerging growth company" and we expect to elect to comply..., page
47

4. Please revise to state that because of your election to take advantage of the extended transition provisions for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
73

5. Please disclose the basis for your claim that you are a leading digital advertising verification company. Please clarify whether the basis for your leadership is supported by quantitative criteria such as market share by revenues or similar measures.
Key Factors Affecting Our Performance, page 75

6. Please revise to disclose your customer churn for your top 100 customers for all periods presented. Also, disclose the percentage of revenue generated from these customers and to the extent such customers do not account for a significant majority of your revenue, revise to also provide churn for your remaining customer base.
Key Business Metrics, page 77

7. Please revise the net revenue retention disclosures to provide the percentage of revenue generated by your large customers for each period presented. Also, disclose the net revenue retention rate for your other customers to provide context to this disclosure or tell us how you concluded such disclosure was not necessary. In this regard, we note that increasing sales to your existing customer base is a key factor affecting your performance. Refer to Release No. 33-10751.

8. Please clarify your reference to total "net revenue" in the calculation of average revenue per large customer. Specifically address whether such amount represents GAAP revenue or explain.
9. You disclose that acquiring new customers, increasing market share and expanding
 Joseph Pergola
FirstName
Integral AdLastNameJoseph
            Science Holding Pergola
                            Corp.
Comapany
March      NameIntegral Ad Science Holding Corp.
       11, 2021
March3 11, 2021 Page 3
Page
FirstName LastName
         operations internationally are key factors affecting your performance. Please tell us any metrics or other information you use to evaluate your success in these areas and how you considered the need to disclose such information. Refer to Release No. 33-10751.
Results of Operations, page 81

10. To better illustrate the impact of pricing and volume changes on your revenue, please revise to provide the total number of impressions delivered during the reported periods, the average cost per impression or percentage changes in each. Also, if material, disclose the reasons underlying changes in these factors during the reported periods. Refer to section III.B.4 of Release No. 33-8350.
11. Please quantify the impact of each material factor you discuss to provide readers with better insight into the underlying reasons for the changes in your results between reported periods. Where a material change is attributable to two or more factors, including any offsetting factors, please provide quantification of the contribution of each identified factor. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No.
         33-6835.
Critical Accounting Policies, page 85

12. To provide an indication of the level of judgment present in your revenue policies, please revise to disclose the percentage of revenue generated from usage-based contracts with no substantive minimum commitments.
13. Please tell us why you have not included a discussion of the judgments involved in determining the value of your units for calculating equity based compensation. Refer to
         Section V of SEC Release No. 33-8350.
Management, page 104

14.      Please list the names and ages of the company   s directors and/or
director nominees, as
         well as the positions and offices held by such persons. Refer to Item 401 of Regulation S-
         K.
Principal Shareholders, page 119

15. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Atlas Venture Fund VIII, L.P.
Consolidated Financial Statements
Note 2. Summary of significant accounting policies
(n)_Revenue Recognition, page F-11

16. Please disclose how often you invoice customers and when payment is typically due.
         Please also clarify whether you provide a right of refund to your customers. Refer to ASC
         606-10-50-12.
 Joseph Pergola
Integral Ad Science Holding Corp.
March 11, 2021
Page 4
Note 12. Equity-based compensation, page F-24

17. Please disclose the nature of the liquidity and exit event vesting provisions for the Long-
         Term Incentive Payment (LTIP) and Return Target Option awards. Also, describe for us the equity return multiple and unitholder return threshold criteria that must be met in order for these awards to vest. Clarify how many of your options and LTIPs would be vested if such provisions were met along with the related compensation cost that would be recognized. Lastly, tell us your consideration to include any expense incurred upon effectiveness of the IPO for these awards in your pro forma earnings per share and balance sheet disclosures in the forepart of the filing.
18. Please disclose the fair value of the underlying units (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of your LTIP and option awards. Refer to ASC 718-10-50-2(f)(2).
19. Please provide us with a breakdown of all equity-based compensation awards granted during the year ended December 31, 2020 and to date in fiscal 2021, and include the fair value of the underlying units at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying units used to value such awards.
Exhibits

20. Please file a consent for the third-party strategy consulting firm that provided the 2021 market study. Refer to Rule 436 of the Securities Act.
21. Please file the executive employment agreements as well as all material leases as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
General

22. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
23. You state that you have contracts with DSPs and proprietary platforms, such as Google,
       Facebook, Amazon and The Trade Desk, and that termination of these contracts would materially affect your revenue and results of operations. Please provide the material terms
FirstName LastNameJoseph Pergola
       of your agreements with these companies, including the revenue-sharing arrangements. To
Comapany    NameIntegral
       the extent material,Ad  Science
                            disclose theHolding Corp.
                                         percentage of total revenue
attributable to each of the
       agreements  for
March 11, 2021 Page 4  all periods presented.
FirstName LastName
 Joseph Pergola
FirstName
Integral AdLastNameJoseph
            Science Holding Pergola
                            Corp.
Comapany
March      NameIntegral Ad Science Holding Corp.
       11, 2021
March5 11, 2021 Page 5
Page
FirstName LastName
       You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Robert E. Goedert